FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of July 2004

Commission File Number 333-7182-01

                                   EEZ, a. s.

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                 (Translation of registrant's name into English)
                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F. X      Form 40-F.
                                ---               ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes            No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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The following information was filed by CEZ, a. s. in the Czech language with the
Prague Stock Exchange as required by its rules and regulations:


The power company CEZ is selling a stake in Prazska energetika to  J & T group

The management of the power company CEZ today approved the sequential ranking of a single-round tender for the sale of a block of shares in Prazska energetika, a.s. (PRE), as submitted by the advisor for the organization and conduct of such tender, CA IB Corporate Finance, a. s.

The sole criterion for the determination of the winner of the tender was the amount of the purchase price offered. J & T Investment Advisors submitted the highest offer from among 4 bidders. Since this was the last major stake in a Czech power distribution company offered for sale, the selling price amounted to CZK 4.4 billion.


CEZ had obtained the stake in PRE, representing 34 % of voting rights, from the National Property Fund of the Czech Republic in 2003 together with stakes in other regional power distribution companies. Based on a decision of UOHS [the Czech anti-monopoly office] of March 18, 2003, CEZ was obligated to sell its stake in PRE.


Ladislav Kriz
Spokesman for CEZ, a. s.

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     CEZ, a. s.

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                                                    (Registrant)

Date:  July 21, 2004

                                              By: /s/ Libuse Latalova
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                                                      Libuse Latalova
                                               Head of Finance Administration